EXHIBIT 99.1
First Quarter Report
For the Three Months Ended March 31, 2015

Management's Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three month period ended March 31, 2015. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to raise additional capital to fund operations; our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to control costs and operating expenses; our ability to achieve the intended cost savings and maintain quality with our manufacturing partner; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers', suppliers', and creditors' perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. For more information on these risks, you should refer to the Company's filings with the securities regulatory authorities, including the Company's most recently filed annual information form, which is available on SEDAR at www.sedar.com. In evaluating such statements we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements.
Overview
Sphere 3D is a virtualization technology and data management solutions provider with a portfolio of products that are designed to address the complete data continuum. Sphere 3D's products enable the integration of virtual applications, virtual desktops, and storage into workflow, to allow organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems and virtualization, and data management and storage.

Sphere 3D’s initial foray into virtualization started over five years ago, through the design of a proprietary virtualization software approach. This approach led to the creation of its own Glassware 2.0® platform (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that encapsulates an application and the other software required to run it into one software platform. This enables users to run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator.
Acquisition. In December 2014, we completed our acquisition of Overland, a provider of data storage and data protection solutions in exchange for shares of our common stock, and Overland became a wholly-owned subsidiary of the Company. Our financial position and operating performance include the financial position and operating performance of Overland from and after December 2, 2014.
Purchase of VDI Technology. In March 2014, we acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers.
Generation of revenue. We generate the majority of our revenue from sales of our data management and data protection products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers.
We reported net revenue of $20.1 million for the first quarter of 2015, compared with $0.9 million for the first quarter of 2014. We reported a net loss of $9.5 million, or $0.27 per share, for the first quarter of 2015 compared with a net loss of $0.8 million, or $0.04 per share, for the first quarter of 2014.
Recent Developments

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In January 2015, the Company announced an expanded alliance with Promark Technology, Inc., a premier U.S. focused value-added distributor (“VAD”), and a wholly-owned subsidiary of Ingram Micro, Inc. Under the terms of the agreement, Promark will offer Sphere 3D’s virtualization product solutions, and continue to offer the Overland portfolio in the U.S., enabling Sphere 3D to expand its reach and better address market demand for simple, high-performance, virtualization solutions that can be deployed through distributed Private and Public Cloud Infrastructure.

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In February 2015, the Company announced cloud storage integration through new Google Drive support for Glassware, making it simple for users to utilize Glassware-virtualized WindowsTM applications. As a result, Glassware virtual application users will be able to utilize Google cloud storage in the same manner as physical deployments.

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In March 2015, the Company announced a strategic collaboration with Microsoft to enable support of Glassware on Microsoft Azure. Working together, Sphere 3D and Microsoft will provide organizations with the tools to make cloud migration of Windows based end-user computing applications from physical infrastructure to Azure simple and rapid. Glassware container technology running in Azure will help enterprise customers achieve one of the guiding principles of cloud-simplifying IT infrastructure.

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On May 13, 2015, the Company signed definitive agreements for a private placement of 1,281,250 common shares of the Company and warrants to purchase up to 1,281,250 common shares for a gross purchase price of approximately $4.1 million. The transaction is anticipated to close on or about May 18, 2015 subject to customary closing conditions.

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On May 13, 2015, the Company announced it has signed a Master Purchase Agreement for virtualization products and related services with Novarad. This new agreement is in addition to the current agreement between the two companies. Under the terms of the agreement, Sphere 3D and Novarad will establish a rolling 90 day schedule for refreshing healthcare facilities with virtualization technology throughout the United States. It is anticipated that the first sites will be implemented in the third quarter of 2015. The solutions to be rolled out will be configured to address the specific needs of each facility, and will include a combination of virtualization technologies including our V3 hyper-converged platform, Glassware 2.0, and SnapScale® and SnapServer® lines of storage products.

Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the December 31, 2014 audited consolidated financial statements.
Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended
	March 31,
	2015	2014
Net revenue	100.0%	100.0%
Cost of revenue	70.4	43.1
Gross profit	29.6	56.9
Operating expenses:
Sales and marketing	27.9	24.1
Research and development	10.9	—
General and administrative	28.8	116.8
	67.6	140.9
Loss from operations	(38.0)	(84.0)
Interest expense	(3.1)	(1.4)
Other income (expense), net	(6.0)	0.1
Loss before income taxes	(47.1)	(85.3)
Provision for income taxes	0.3	—
Net loss	(47.4)%	(85.3)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended
	March 31,
	2015	2014
Disk systems and virtualization	49.7%	90.4%
Tape drives and media	18.4	—
Tape automation systems	17.4	—
Service	14.5	9.6
	100.0%	100.0%

The First Quarter of 2015 compared with the First Quarter of 2014
Net Revenue. Net revenue increased to $20.1 million during the first quarter of 2015 from $0.9 million during the first quarter of 2014, an increase of $19.2 million. The increase in net revenue as a whole, is a result of our acquisition that was completed in December 2014, which contributed significant product offerings in the first quarter of 2015. Original equipment manufacturer (“OEM”) net revenue accounted for 20.5% of net revenues in the first quarter of 2015 and did not account for any revenues in 2014.
Product Revenue
Net product revenue increased to $17.2 million during the first quarter of 2015 from $0.8 million during the first quarter of 2014. The increase of approximately $16.4 million resulted from our acquisition that was completed in December 2014.
Service Revenue
Net service revenue increased to $2.9 million during the first quarter of 2015 from $0.1 million during the first quarter of 2014. The increase of approximately $2.8 million was primarily due to service revenue generated by our acquisition that was completed in December 2014.
Gross Profit. Overall gross profit increased to $5.9 million during the first quarter of 2015 compared to $0.5 million during the first quarter of 2014. The increase was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin at 29.6% for the first quarter of 2015 decreased from 56.9% for the first quarter of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Product Revenue
Gross profit on product revenue during the first quarter of 2015 was $4.3 million compared to $0.5 million during the first quarter of 2014. The increase of $3.8 million was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin on product revenue of 25.1% for the first quarter of 2015 decreased from 60.4% for the first quarter of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Service Revenue
Gross profit on service revenue during the first quarter of 2015 was $1.6 million compared to $21,000 during the first quarter of 2014. The increase of $1.6 million was primarily due to assumption of extended service contracts from our acquisition in December 2014. Gross margin on service revenue was 56.0% for the first quarter of 2015 compared to 23.9% for the first quarter of 2014 due to the assumption of higher margin service contracts from our acquisition completed in December 2014.
Share-based Compensation Expense. During each of the first quarters of 2015 and 2014, we recorded share-based compensation expense of approximately $0.7 million. Share-based compensation expense for the remainder of 2015 is expected to be approximately $1.5 million.
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended
	March 31,
	2015	2014
Cost of product sales	$10	$—
Sales and marketing	305	67
Research and development	72	—
General and administrative	348	666
	$735	$733

Sales and Marketing Expense. Sales and marketing expense in the first quarter of 2015 increased to $5.6 million from $0.2 million during the first quarter of 2014. The increase of $5.4 million was primarily due to an increase of $5.2 million related to our purchase of VDI technology and other assets from V3 in March 2014 and our acquisition of Overland in December 2014, of which $4.4 million related to employee and related expenses associated with an increase in average headcount, and the remaining $0.8 million primarily related to outside contractors.
Research and Development Expense. Research and development expense in the first quarter of 2015 increased to $2.2 million from zero during the first quarter of 2014. The increase of $2.2 million was due to an increase of $1.6 million in employee and related expenses associated with an increase in average headcount related to our acquisition in December 2014. In addition, in the first quarter of 2015, we capitalized development costs of $0.1 million compared to $0.6 million in the first quarter of 2014.
General and Administrative Expense. General and administrative expense in the first quarter of 2015 increased to $5.8 million from $1.1 million during the first quarter of 2014. The increase of $4.7 million was a result of (i) a $1.6 million increase in employee related to expenses associated with an increase in average headcount related to our purchase of VDI technology and other assets from V3 and our acquisition of Overland in December 2014, (ii) a $1.0 million increase in amortization expense related to intangible assets, (iii) a $0.7 million increase in legal and advisory expenses primarily related to general corporate and transactional matters and litigation, (iv) a $0.7 million increase in auditor fees primarily as a result of our acquisition of Overland in December 2014, and (v) a $0.6 million increase in outside contractor expenses.
Interest Expense. Interest expense in the first quarter of 2015 increased to $0.6 million from $13,000 during the first quarter of 2014. The increase is related to interest expense for the $19.5 million global debenture with affiliates of Cyrus Capital Partners, a related party, and the $9.9 million outstanding on our credit facilities, $5.0 million of which was payable to Cyrus Capital Partners.
Other Income (Expense), Net. Other income (expense), net, in the first quarter of 2015 was $1.2 million of expense compared to minimal in the first quarter of 2014. The expense in 2015 related to realized foreign currency losses.
Liquidity and Capital Resources
At March 31, 2015, we had cash of $4.4 million compared to cash of $4.3 million at December 31, 2014. In the first quarter of 2015, we incurred a net loss of $9.5 million. Our credit facilities provides for an up to $13.0 million secured revolving loan and may be used to fund our working capital and our general business requirements. At March 31, 2015, we had a balance of $9.9 million recorded as current debt. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we continue to increase our Glassware sales volume, and during the continued period of integration for our acquisition of Overland completed in December 2014 as we work to combine the entities and improve operational efficiencies.
As of March 31, 2015, we had a working capital deficit of $10.0 million, reflecting a decrease in current assets of $0.9 million and an increase in current liabilities of $4.2 million compared to December 31, 2014. The decrease in current assets is primarily attributable to a decrease in accounts receivable offset by an increase in inventory. The increase in current liabilities is primarily attributable to a $5.0 million increase in current debt for amounts drawn on one of our credit facilities offset by a decrease in deferred revenue.
On May 13, 2015, the Company signed definitive agreements for a private placement of 1,281,250 Common Shares of the Company and Warrants to purchase up to 1,281,250 Common Shares for a gross purchase price of approximately $4.1 million. The transaction is anticipated to close on or about May 18, 2015 subject to customary closing conditions.
Management has projected that cash on hand, available borrowings under our credit facility, and other sources of funding will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes to the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occur or if we are not able to secure additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. We may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.

As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2014 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
During the first quarter of 2015, we used net cash in operating activities of $4.7 million, compared to $0.3 million in the first quarter of 2014. The use of cash during the first quarter of 2015 was primarily a result of our net loss of $9.5 million offset by $2.7 million in non-cash items, which were primarily share-based compensation, depreciation and amortization. In addition, we had increases in cash from accounts receivable of $1.0 million, decreases in inventory of $0.6 million, increases in accounts payable and accrued liabilities of $1.1 million, and increases in other assets and liabilities of $1.3 million.
During the first quarter of 2015, net cash used in investing activities was $0.2 million compared to $4.7 million used in investing activities in the first quarter of 2014. During the first quarter of 2015 and 2014, purchase of intangible assets totaled $0.2 million and $4.5 million, respectively, and were primarily associated with developed technology.
During the first quarter of 2015, net cash provided by financing activities was $5.1 million compared to $6.2 million provided by financing activities during the first quarter of 2014. During the first quarter of 2015, we received $5.0 million from proceeds in borrowings from our related party credit facility. During the first quarter of 2014, we received $5.0 million from proceeds in borrowings and $1.1 million from proceeds from exercised warrants.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of March 31, 2015, we had standby letters of credit of $0.7 million that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk.
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations during the first quarter of 2015 and 2014 resulted in a loss of $1.2 million and a gain of $18,000, respectively, to our condensed consolidated financial statements.
Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, together with additional sources of funding, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.